Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

UNDER THE POLICY MANAGEMENT AGREEMENT

Reference is made to the announcement of the Company dated 17 December 2020 in relation to the existing policy management agreement entered into between the Company and CLIC. Such agreement will expire on 31 December 2021. The Company intends to enter into the New Policy Management Agreement with CLIC by 31 December 2021, whereby the Company will continue to accept CLIC’s entrustment to provide policy administration services relating to non-transferred policies.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As such, the transactions under the New Policy Management Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual cap for the continuing connected transactions under the New Policy Management Agreement are less than 0.1%, such transactions are exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. This announcement is made by the Company on a voluntary basis.

BACKGROUND

Reference is made to the announcement of the Company dated 17 December 2020 in relation to the existing policy management agreement entered into between the Company and CLIC. Such agreement will expire on 31 December 2021. The Company intends to enter into the New Policy Management Agreement with CLIC by 31 December 2021, whereby the Company will continue to accept CLIC’s entrustment to provide policy administration services relating to non-transferred policies.

PRINCIPAL TERMS OF THE NEW POLICY MANAGEMENT AGREEMENT

In contemplation of the listing of the Company on the Stock Exchange in 2003, CLIC transferred its entire branch services network to the Company. In order to capitalize on the large customer base of CLIC, increase the utilization of the Company’s customer service network and increase the Company’s revenue sources, the Company has accepted CLIC’s entrustment to provide policy administration services relating to the non- transferred policies.

Scope of services

Pursuant to the New Policy Management Agreement, the Company will provide various policy administration services to CLIC relating to the non-transferred policies, including day-to-day insurance administration services, customer services, statistics and file management, invoice and receipt management, reinstatement of non-transferred policies and renewal of riders to the non-transferred policies, reinsurance, and handling of disputes relating to the non-transferred policies. The Company will act as an agent of CLIC under the New Policy Management Agreement and will not acquire any rights or assume any obligations as an insurer under the non-transferred policies.

Service fee

Pursuant to the New Policy Management Agreement, CLIC will pay a service fee to the Company in cash on an annual basis. The calculation method of the service fee equals to, for each annual payment period, the sum of (1) the number of non-transferred policies in force as of the last day of the period, multiplied by RMB14; and (2) 2.5% of the actual premiums in respect of the non-transferred policies collected during the period.

Term

The New Policy Management Agreement is for a term of three years from 1 January 2022 to 31 December 2024. During its term, the New Policy Management Agreement may be terminated by either party by giving to the other party not less than 90 days’ prior written notice.

ANNUAL CAP

Historical figures

The service fees paid by CLIC to the Company for the two years ended 31 December 2020 and the six months ended 30 June 2021 are as follows:

Period	Amount of Services Fees Paid
(RMB in million)

For the year ended 31 December 2019	575
For the year ended 31 December 2020	564
For the six months ended 30 June 2021	276

Annual cap

The annual cap in respect of the service fee to be paid by CLIC to the Company under the New Policy Management Agreement for each of the three years ending 31 December 2024 is RMB491 million.

In determining the annual cap, the Company has taken into account the deviation in calculating the number of non-transferred policies serviced under the New Policy Management Agreement, the estimated number of lapsed non-transferred policies which may be reinstated during the year, and the downtrend of the service fee resulting from the decrease of insurance premiums in recent years.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The transactions under the New Policy Management Agreement can effectively avoid competition between the Company and CLIC, fully develop the potential of the Company’s current customer service network and effectively allocate and utilize the Company’s current resources, thereby enhancing the Company’s sustainable development capability which is in line with the long-term interests of the Company and its shareholders.

The Directors (including the independent non-executive Directors) are of the view that the continuing connected transactions under the New Policy Management Agreement are conducted by the Company in its ordinary and usual course of business, on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual cap for the continuing connected transactions under the New Policy Management Agreement is fair and reasonable. Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing and Mr. Wang Junhui hold positions in CLIC and have abstained from voting on the Board resolution passed to approve the New Policy Management Agreement and the transactions contemplated thereunder.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As such, the transactions under the New Policy Management Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual cap for the continuing connected transactions under the New Policy Management Agreement are less than 0.1%, such transactions are exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. This announcement is made by the Company on a voluntary basis.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment fund, and other businesses permitted by the CBIRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements. CLIC is held as to 90% and 10% by the Ministry of Finance of the PRC and the National Council for Social Security Fund, respectively.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“New Policy Management Agreement”	the policy management agreement to be entered into between the Company and CLIC, whereby the Company will continue to accept CLIC’s entrustment to provide policy administration services relating to non-transferred policies

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 16 December 2021

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao